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September 2, 2005

Via Facsimile and U.S. Mail

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.

Mail Stop 6010
Washington D.C. 20549

  Re: Northwest Biotherapeutics, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed April 15, 2005
      File No. 000-33393

Dear Mr. Rosenberg:

Thank you for your letter dated August 19, 2005 regarding the above-referenced matter. This letter sets forth Northwest Biotherapeutics' reply. We have repeated each of your comments in italics which are then followed by our responses in bold.

Item 7. Management's Discussion and Analysis of Financial Condition and ... page 32

Results of Operation, page 35

1. If you still do not allocate your research and development costs on a project basis, please provide us the following, in disclosure-type format: (a) an explanation of why management does not maintain and evaluate these costs by project and (b) quantitative or qualitative information indicating the amount of your resources being used on each major project. Otherwise, please provide us, in disclosure-type format, the costs incurred on each major project during each period presented and incurred to date.

NORTHWEST BIOTHERAPEUTICS RESPONSE:

      WE HAVE NEVER HISTORICALLY NOR DO WE CURRENTLY ALLOCATE OUR RESEARCH AND DEVELOPMENT COSTS ON A PROJECT BASIS.

      (A) WE ARE A DEVELOPMENT STAGE COMPANY THAT DOES NOT ALLOCATE RESEARCH AND DEVELOPMENT COSTS ON A PROJECT BASIS. OUR MANAGEMENT ADOPTED THIS POLICY, IN PART, DUE TO THE UNREASONABLE COST BURDEN ASSOCIATED WITH ACCOUNTING AT SUCH LEVELS OF DETAIL AND OUR LIMITED NUMBER OF RESOURCES. WE HAD TO SHIFT OUR FOCUS, STARTING IN 2002, FROM DISCOVERING, DEVELOPING, AND COMMERCIALIZING IMMUNOTHERAPY PRODUCTS TO CONSERVING CASH AND PRIMARILY CONCENTRATING ON SECURING NEW WORKING CAPITAL TO RE-ACTIVATE OUR CLINICAL TRIAL PROGRAMS.

            MANAGEMENT'S BUSINESS JUDGMENT HAS BEEN THAT THERE IS LITTLE VALUE ASSOCIATED WITH EVALUATING PROJECT EXPENDITURE LEVELS SINCE ALL PROJECTS HAD EITHER BEEN DISCONTINUED AND/OR THEIR RESPECTIVE ACTIVITY REDUCED TO A SUBSISTENCE LEVEL. AS RESEARCH AND DEVELOPMENT INCREASED IN 2004, THE COMPANY CONTINUED NOT TO TRACK COSTS ON A PROJECT BASIS DUE TO RESOURCE CONSTRAINTS.

      (B) BECAUSE PART OF THE YEAR 2002 WAS SPENT ACTIVELY PURSUING CLINICAL TRIAL DEVELOPMENT WHILE THE LATTER PART OF THE YEAR INVOLVED CLOSE DOWN ACTIVITY TO CONSERVE CASH, WE WOULD ESTIMATE THAT APPROXIMATELY 38% OF THAT YEAR'S RESOURCES WERE DEVOTED TO THE START-UP OF THREE TRIALS. APPROXIMATELY 77% OF RESOURCES IN 2003 AND APPROXIMATELY 46% OF RESOURCES IN 2004

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      Page 2.

            AVAILABLE WERE SPENT ON GENERAL & ADMINISTRATIVE ACTIVITIES FOCUSED ON FINANCING THE COMPANY'S CONTINUED OPERATIONS.

Liquidity and Capital Resources, page 37

Uses of Cash, page 40

2. Please clarify for us how the sale of fixed assets contributed to the decrease in your cash used in operating activities from 2003 to 2004.

NORTHWEST BIOTHERAPEUTICS RESPONSE:

      THE LANGUAGE CITED IN THE COMMENT WAS INTENDED TO SERVE AS AN EXAMPLE OF THE COMPANY'S CASH CONSERVATION EFFORTS, AND NOT AS A REASON FOR THE DECREASE IN CASH USED IN OPERATING ACTIVITIES. TO PREVENT CONFUSION, WE WILL EXCLUDE THIS LANGUAGE FROM FUTURE FILINGS.

Overview of Contractual Obligations, page 40

3. Please tell us how you account for third party contract research costs, including: (a) how payments are determined, (b) when you recognize these costs and how that compares to when you are billed or any specific performance criteria, and (c) when payments are due.

NORTHWEST BIOTHERAPEUTICS RESPONSE:

      THE MAJOR CONTRACT MANUFACTURING AGREEMENT ENTERED INTO IN 2004 RELATES PRIMARILY TO MANUFACTURING OUR DCVAX PRODUCT CANDIDATES, REGULATORY ADVICE, RESEARCH AND DEVELOPMENT PRECLINICAL ACTIVITIES AND MANAGING CLINICAL TRIALS, AS SET FORTH ON PAGE 49, AGREEMENT WITH COGNATE, FORM 10-K, 2004.

      (A) THIS VENDOR DETERMINES ITS COSTS IN PERFORMING ITS OBLIGATIONS UNDER THE CONTRACT ON A MONTHLY BASIS THROUGH CAPTURING THEIR TIME, EFFORT, AND MATERIALS EXPENDED. WE HAVE VISITED THIS VENDOR'S SITE TO ASSESS THEIR PROGRESS AND TO CONDUCT OTHER INTERNAL AUDITS/REVIEW OF THEIR COMPLIANCE WITH THE INTENT AND PROVISIONS OF THE CONTRACT.

      (B) WE ARE INVOICED MONTHLY AT A FIXED ESTIMATED FLAT FEE FOR THE CONTRACTED SERVICES PERFORMED WHICH IS RECOGNIZED MONTHLY AS CONSULTING, R&D, MANUFACTURING, AND CLINICAL TRIAL EXECUTION EXPENSE IN OUR OPERATING STATEMENT. QUARTERLY, THE VENDOR IS REQUESTED TO PROVIDE A RECONCILIATION OF ACTUAL INCURRED EXPENSES FOR THE QUARTER TO THEIR INVOICED EXPENSES WITH ANY RELEVANT CREDIT, OR ADDITIONAL COST RECOGNIZED FOR THE QUARTER THEN ENDED. THIS RECONCILIATION HAS BEEN COMPLETED FROM INCEPTION OF THE CONTRACT THROUGH THE SIX MONTHS ENDED JUNE 30, 2005.

      (C)   INVOICED PAYMENTS ARE DUE MONTHLY.

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Page 3

Item 15. Exhibits, Financial Statement Schedules, page 50

Reports of Independent Registered Public Accounting Firm, pages 51 and 52

4. As both reports state that the audits were conducted in accordance with the "auditing standards" of the PCAOB, as opposed to "the standards" of the PCAOB, please tell us how both reports comply with paragraph 3 of PCAOB Auditing Standard No.1. Based on the language used in the reports, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB. Otherwise, please provide us with reports, revised by both auditors, that comply with paragraph 3.

NORTHWEST BIOTHERAPEUTICS RESPONSE:

      WE HAVE DISCUSSED THIS WITH BOTH PETERSON SULLIVAN AND KPMG LLP AND THE AUDITS WERE CONDUCTED IN ACCORDANCE WITH THE RELATED PROFESSIONAL PRACTICE STANDARDS OF THE PCAOB. WE HAVE ATTACHED DRAFTS OF THE REPORTS OF EACH OF OUR AUDITORS IN ACCORDANCE WITH PARAGRAPH 3 INDICATING THE CORRECTED LANGUAGE. THE AUDIT REPORTS CONTAINED IN FUTURE EXCHANGE ACT REPORTS WILL COMPLY WITH THE STAFF'S COMMENT.

5. As your current auditor has relied on the report of your predecessor auditor regarding the cumulative period from inception through December 31, 2003, please justify for us why the report of your predecessor auditor does not appear to opine on the cumulative period. Otherwise, please provide us with report(s), revised by your auditor(s), to resolve this apparent discrepancy.

NORTHWEST BIOTHERAPEUTICS RESPONSE:

      AS NOTED IN RESPONSE TO THE PREVIOUS COMMENT, WE HAVE ATTACHED A DRAFT OF THE REPORT OF KPMG WHICH OPINES ON THE CUMULATIVE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 2003. THEY DID AUDIT THIS PERIOD BUT HAD NOT INCLUDED THE PERIOD IN THE ORIGINAL REPORT SINCE THE ACTUAL PERIOD WAS NOT PRESENTED SEPARATELY. TO THE EXTENT THAT THIS REQUIREMENT CONTINUES TO BE APPLICABLE, REPORTS CONTAINED IN FUTURE EXCHANGE ACT REPORTS WILL COMPLY WITH THE STAFF'S COMMENT.

In connection with the foregoing Northwest Biotherapeutics, Inc. hereby acknowledges:

      - the company is responsible for the adequacy and accuracy of the disclosure in its filings;

      - staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the company's responses to your comments please do not hesitate to contact me.

Sincerely,

/s/ Alton L. Boynton

Alton L. Boynton, Ph. D., President
Northwest Biotherapeutics, Inc.

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[LOGO]
PETERSON SULLIVAN PLLC
CERTIFIED PUBLIC ACCOUNTANTS             TEL 206.382.7777 . FAX 206.382.7700
601 UNION STREET, SUITE 2300             http://www.pscpa.com
SEATTLE, WASHINGTON 98101



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northwest Biotherapeutics, Inc.
Bothell, Washington

We have audited the accompanying balance sheet of Northwest Biotherapeutics, Inc. (a development stage company) as of December 31, 2004, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2004, and for the period from March 18, 1996 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements as of and for the year ended December 31, 2003, and for the period from March 18, 1996 (date of inception) through December 31, 2003, were audited by other auditors whose report, dated March 12, 2004, except as to notes
(1) and (12), which were as of April 26, 2004, expressed an unqualified opinion on those statements and included an explanatory paragraph that referred to substantial doubt about the Company's ability to continue as a going concern. The financial statements for the period from March 18, 1996 (date of inception) through December 31, 2003, reflect a net loss of $64,242 (in thousands) of the accumulated deficit as of December 31, 2004. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Biotherapeutics, Inc. (a development stage company) as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, and for the period from March 18, 1996 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note (2) to the financial statements, the Company has experienced recurring losses from operations since inception, has a working capital deficit, and has a deficit accumulated during the development stage. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in note (2). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peterson Sullivan PLLC

March 7, 2005, except with respect to note (13) which is as of April 12, 2005 Seattle, Washington
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             Report of Independent Registered Public Accounting Firm

The Board of Directors
Northwest Biotherapeutics, Inc.:

      We have audited the accompanying balance sheet of Northwest Biotherapeutics, Inc. (a development stage company) (Company) as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2003 and for the period from March 18, 1996 (inception) through December 31, 2003 (which period doesn't appear herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Biotherapeutics, Inc. (a development stage company) as of December 31, 2003, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003 and the period from March 18, 1996 (inception) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has experienced recurring losses from operations, has a working capital deficit and has a deficit accumulated during the development stage which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  KPMG LLP

Seattle, Washington
March 12, 2004, except as to note 2, which is as of April 26, 2004